Mail Stop 4561

July 3, 2008

Mr. Edmund J. Gorman
Chief Financial Officer
Global Earth Energy, Inc.
534 Delaware Avenue, Suite 412
Buffalo, NY 14202

       Re: Global Earth Energy, Inc.
               Form 10-KSB/A for the year ended December 31, 2007
               Filed February 30, 2008
               Forms 10-QSB for the periods ended November 30, 2007,
               and February 29, 2008
               File No. 0-31343

Dear Mr. Gorman:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                    Sincerely,

                    Daniel L. Gordon
                    Branch Chief